Exhibit A

CERAGON NETWORKS REPORTS 2022 FOURTH QUARTER AND
FULL YEAR FINANCIAL RESULTS

Q4 2022 Financial Highlights:

•	Revenues of $75.5 million

•	Operating income of $1.7 million on a GAAP basis, or $3.2 million on a non-GAAP basis

•	EPS of $(0.03) per diluted share on a GAAP basis, or $(0.00) per diluted share on a non-GAAP basis

Full Year 2022 Financial Highlights:

•	Revenues of $295.2 million

•	Operating income of $1.4 million on a GAAP basis, or $9.3 million on a non-GAAP basis

•	EPS of $(0.09) per diluted share on a GAAP basis, or $(0.01) per diluted share on a non-GAAP basis

Q4 & FY 2022 Business Highlights:

•	Strong yearly bookings in North America and India; 2022 annual book-to-bill well above 1

•	Increased success in open networks solutions, Managed Services, and new use cases in Q4 and throughout the year

•	North America:

o	Excellent year in terms of bookings; Q4 softer due to seasonality

o	Increased focus and significant traction in the critical infrastructure sector in Q4

•	Europe:

o	Strong quarter with several key agreements signed

o	Open network solution gaining traction

•	India:

o	Strongest region in terms of Q4 and annual revenue

o	Ongoing strong demand for our 4G network products and growing demand for our 5G network solutions

Rosh Ha’ain, Israel, February 08, 2023 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the fourth quarter and full year ended December 31, 2022.

Doron Arazi, CEO, commented: “I’m pleased to share that we had a very good 2022 in terms of the strength of our business, as reflected in our bookings. The second half of the year showed significant improvement in our revenue levels and profitability thanks to our relentless execution of our Growth Strategy and changing supply chain dynamics, which continue heading in the right direction.

We achieved 33.1% gross margin and a $3.2 million in operating profit in the fourth quarter 2022 on a non-GAAP basis. Our revenues and profits would have been even higher were it not for unforeseen outside events. A month into 2023, we are mostly caught up on our revenue shift from the fourth quarter 2022.

We are starting 2023 with a strong backlog and a positive operational momentum.”

Primary Fourth Quarter 2022 Financial Results:

Revenues were $75.5 million, a decrease of 3.0% compared to $77.8 million in Q4 2021 and 4.1% compared to $78.6 million in Q3 2022. The decrease is mainly attributed to a policy change by one of our customers regarding equipment receipt prior to year-end.

Gross profit was $24.5 million, giving us a gross margin of 32.5%, compared with a gross margin of 29.4% in Q4 2021 and 35.3% in Q3 2022.

Operating income was $1.7 million compared with $1.0 million for Q4 2021 and $1.3 million for Q3 2022.

Net loss was $2.7 million, or $(0.03) per diluted share, compared with $12.2 million, or $(0.15) per diluted share for Q4 2021 and $0.9 million, or $(0.01) per diluted share for Q3 2022.

Non-GAAP results were as follows: gross margin 33.1%, operating income $3.2 million, and net loss of $0.2 million, or $(0.00) per diluted share.

Cash and cash equivalents were $22.9 million at December 31, 2022, compared to $26.0 million at September 30, 2022.

Primary Full Year 2022 Financial Results:

Revenues were $295.2 million, up 1.5% from $290.8 million in 2021.

Gross profit was $93.1 million, giving us a gross margin of 31.5%, compared with a gross margin of 30.4% in 2021.

Operating income was $1.4 million, compared to $4.8 million in 2021.

Net loss was $7.4 million, or $(0.09) per diluted share. Net loss for 2021 was $14.8 million, or $(0.18) per diluted share.

Non-GAAP results were as follows: Gross margin was 31.8%, operating income was $9.3 million, and net loss was $0.4 million, or $(0.01) per diluted share.

For a reconciliation of GAAP to non-GAAP results, see the tables below.

Revenue breakout by geography:

	Q4 2022	Full Year 2022
India	29%	27%
North America	23%	23%
Latin America	17%	18%
Europe	13%	14%
APAC	11%	11%
Africa	7%	7%

Outlook

We are targeting revenue growth in 2023. We expect yearly revenue to be between $325 - $345 million.

Conference Call

The Company will host a zoom web conference on the same day at 9:00a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause, delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots available to us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the risks associated with our engagement with long term projects, which expose us to our customers’ default, insolvency, or other adverse effects on our customers’ ability to pay us, including the risk that our collection efforts relating to a significant debt from a single customer will not be successful for the full amount owed or on the anticipated timeframe or at all; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business;  the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia's invasion to Ukraine; risks relating to potential uprise or additional outbreak of the COVID-19 pandemic and the effects on the global economy and markets and on us and on the markets in which we operate that are associated therewith; the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

- Tables Follow -

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021

Revenues	$75,531	$77,760	$295,173	$290,766
Cost of revenues	50,999	54,929	202,110	202,389

Gross profit	24,532	22,831	93,063	88,377

Operating expenses:
Research and development, net	8,080	7,795	29,690	29,473
Seles and Marketing	8,998	9,026	35,795	33,509
General and administrative	5,536	4,983	22,005	20,589
Other operating expenses (*)	249	-	4,220	-

Total operating expenses	$22,863	$21,804	$91,710	$83,571

Operating income	1,669	1,027	1,353	4,806

Financial expenses and others, net	3,012	3,397	6,306	8,625

Loss before taxes	(1,343)	(2,370)	(4,953)	(3,819)

Taxes on income	1,385	9,842	2,446	11,009

Net loss	$(2,728)	$(12,212)	$(7,399)	$(14,828)

Basic and diluted net loss per share	$(0.03)	$(0.15)	$(0.09)	$(0.18)

Weighted average number of shares used in computing basic and diluted net loss per share	84,347,548	83,916,419	84,132,982	83,414,831

(*) Hostile attempt related costs.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,948	$17,079
Trade receivables, net	112,324	107,826
Other accounts receivable and prepaid expenses	15,756	17,179
Inventories	72,009	61,398

Total current assets	223,037	203,482

NON-CURRENT ASSETS:
Trade receivables, net	-	10,484
Severance pay and pension fund	4,633	5,648
Property and equipment, net	29,456	29,383
Operating lease right-of-use assets	17,962	20,233
Intangible assets, net	8,208	6,274
Other non-current assets	18,312	17,059

Total non-current assets	78,571	89,081

Total assets	$301,608	$292,563

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$67,384	$69,436
Deferred revenues	3,343	3,384
Short-term loans	37,500	14,800
Operating lease liabilities	3,745	4,359
Other accounts payable and accrued expenses	20,864	23,704

Total current liabilities	132,836	115,683

LONG-TERM LIABILITIES:
Accrued severance pay and pensions	9,314	10,799
Deferred revenues	11,545	9,275
Other long-term payables	2,653	2,445
Operating lease liabilities	13,187	17,210

Total long-term liabilities	36,699	39,729

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	224
Additional paid-in capital	432,214	428,244
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(11,156)	(9,507)
Accumulated deficits	(269,118)	(261,719)

Total shareholders' equity	132,073	137,151

Total liabilities and shareholders' equity	$301,608	$292,563

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Cash flow from operating activities:
Net loss	$(2,728)	$(12,212)	$(7,399)	$(14,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,622	3,458	11,040	12,246
Loss from sale of property and equipment, net	-	9	20	82
Share-based compensation expense	958	891	3,560	2,562
Increase (decrease) in accrued severance pay and pensions, net	245	(134)	(445)	(418)
Decrease (increase) in trade receivables, net	3,652	(8,562)	6,138	(11,150)
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	1,414	744	(345)	(6,976)
Decrease in operating lease right-of-use assets	845	2,320	3,571	5,713
Increase in inventory, net of write off	(7,845)	(8,473)	(11,155)	(11,908)
Decrease in deferred tax asset, net	-	8,543	-	8,279
Increase (decrease) in trade payables	(5,191)	6,148	(2,018)	5,883
Decrease in other accounts payable and accrued expenses (including other long term liabilities)	(2,190)	(1,370)	(4,154)	(1,556)
Decrease in operating lease liability	(779)	(1,578)	(5,937)	(4,620)
Increase in deferred revenues	494	476	2,229	1,672
Net cash used in operating activities	$(8,503)	$(9,740)	$(4,895)	$(15,019)

Cash flow from investing activities:
Purchase of property and equipment	(1,432)	(3,136)	(10,464)	(9,383)
Proceeds from sale of property and equipment	-	-	-	200
Purchase of intangible assets	(697)	(192)	(1,957)	(212)
Net cash used in investing activities	$(2,129)	$(3,328)	$(12,421)	$(9,395)

Cash flow from financing activities:
Proceeds from exercise of options	-	42	410	4,730
Proceeds from bank credits and loans, net	7,600	2,900	22,700	9,800
Net cash provided by financing activities	$7,600	$2,942	$23,110	$14,530

Translation adjustments on cash and cash equivalents	$16	$(30)	$75	$(138)
Increase (decrease) in cash and cash equivalents	$(3,016)	$(10,156)	$5,869	$(10,022)
Cash and cash equivalents at the beginning of the period	25,964	27,235	17,079	27,101
Cash and cash equivalents at the end of the period	$22,948	$17,079	$22,948	$17,079

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021

GAAP cost of revenues	$50,999	$54,929	$202,110	$202,389
Stock based compensation expenses	(169)	(129)	(587)	(289)
Paycheck protection program	-	-	-	306
Changes in indirect tax positions	(279)	399	(281)	394
Non-GAAP cost of revenues	$50,551	$55,199	$201,242	$202,800

GAAP gross profit	$24,532	$22,831	$93,063	$88,377
Gross profit adjustments	448	(270)	868	(411)
Non-GAAP gross profit	$24,980	$22,561	$93,931	$87,966

GAAP Research and development expenses	$8,080	$7,795	$29,690	$29,473
Stock based compensation expenses	(217)	(50)	(405)	(236)
Non-GAAP Research and development expenses	$7,863	$7,745	$29,285	$29,237

GAAP Sales and Marketing expenses	$8,998	$9,026	$35,795	$33,509
Stock based compensation expenses	(393)	(345)	(1,355)	(700)
Paycheck protection program	-	-	-	673
Non-GAAP Sales and Marketing expenses	$8,605	$8,681	$34,440	$33,482

GAAP General and Administrative expenses	$5,536	$4,983	$22,005	$20,589
Retired CEO compensation	-	-	96	(810)
Stock based compensation expenses	(179)	(367)	(1,213)	(1,337)
Non-GAAP General and Administrative expenses	$5,357	$4,616	$20,888	$18,442

GAAP Other operating expenses	$249	$-	$4,220	$-
Hostile attempt related costs	(249)	-	(4,220)	-
Non-GAAP Other operating expenses	$-	$-	$-	$-

GAAP operating income	$1,669	$1,027	$1,353	$4,806
Stock based compensation expenses	958	891	3,560	2,562
Changes in indirect tax positions	279	(399)	281	(394)
Retired CEO compensation	-	-	(96)	810
Paycheck protection program	-	-	-	(979)
Hostile attempt related costs	249	-	4,220	-
Non-GAAP operating income	$3,155	$1,519	$9,318	$6,805

GAAP financial expenses and others, net	$3,012	$3,397	$6,306	$8,625
Leases – financial income (expenses)	(154)	(706)	2,278	(1,057)
Non-GAAP financial expenses and others, net	$2,858	$2,691	$8,584	$7,568

GAAP Tax expenses	$1,385	$9,842	$2,446	$11,009
Non cash tax adjustments	(851)	(8,987)	(1,278)	(9,039)
Non-GAAP Tax expenses	$534	$855	$1,168	$1,970

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021

GAAP net loss	$(2,728)	$(12,212)	$(7,399)	$(14,828)

Stock based compensation expenses	958	891	3,560	2,562
Changes in indirect tax positions	279	(399)	281	(394)
Leases – financial expenses (income)	154	706	(2,278)	1,057
Paycheck protection program	-	-	(96)	(979)
Retired CEO compensation	-	-	-	810
Hostile attempt related Costs	249	-	4,220	-
Non-cash tax adjustments	851	8,987	1,278	9,039
Non-GAAP net loss	$(237)	$(2,027)	$(434)	$(2,733)

GAAP basic and diluted net loss per share	$(0.03)	$(0.15)	$(0.09)	$(0.18)

Non-GAAP diluted net loss per share	$(0.00)	$(0.02)	$(0.01)	$(0.03)

Weighted average number of shares used in computing GAAP basic and diluted net loss per share	84,347,548	83,916,419	84,132,982	83,414,831

Weighted average number of shares used in computing Non-GAAP diluted net loss per share	84,347,548	83,916,419	84,132,982	83,414,831